July 17, 2019

Era Group Inc.
Registration Statement on Form S-3
File No. 333-231879

Ms. Laura Nicholson
Division of Corporation Finance
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Dear Ms. Nicholson,
We note the receipt by Era Group Inc. (the “Company”) of the comment letter (the “Comment Letter”) dated June 14, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the subsequent oral comments received on July 5, 2019 and July 15, 2019 regarding the above-referenced Registration Statement on Form S-3. On behalf of the Company, we hereby confirm the Company filed today Amendment No.2 to Form S-3 including the disclosure proposed in our previous correspondence.
If you have any questions about any of the Company’s responses or need further information, please contact the undersigned at 212-530-5301, David Zeltner at 212-530-5003 or Elizabeth McNichol at 212-530-5225.
Sincerely,
/s/ BRETT NADRITCH
Brett Nadritch

cc:     Securities and Exchange Commission:
Dana Brown

Era Group Inc.
Christopher Bradshaw
    Crystal Gordon

637.00000